FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

November 4, 2003

Commission File Number 001-31335

AU Optronics Corp.
(Translation of registrant’s name into English)

No. 1 Li-Hsin Road 2
Science-Based Industrial Park
Hsinchu, Taiwan
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  X   Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No   X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-
Not applicable

INDEX TO EXHIBITS

Item
1.	Taiwan Stock Exchange filing entitled, “Second revision on the original financial forecast for 2003 (audited)”, dated November 3, 2003.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AU Optronics Corp.

Date: November 4, 2003	By:	/s/ Max Weishun Cheng
Name: Max Weishun Cheng Title: Chief Financial Officer

Item 1

AU Optronics Corp.
November 4, 2003
English Language Summary

Subject:     Second revision on the original financial forecast for 2003 (audited)
Regulation: Published pursuant to Article 2-13 of the Taiwan Stock Exchange's Operating Procedures for
                  the Publication of Material Information by Listed Companies

Content:

1.	Fiscal year of the financial forecast: 2003
2.	Date of preparation, correction, updating of the financial forecast: 2003/10/28
3.	Reason for preparation of the financial forecast: 1. Cumulative changes in Board of Directors reached one-third or more within the same term of the Board. 2. Within 3 years after the year of IPO; 3. Rights issue in 2002.
4.	Name of the reviewing CPA and date of review: Alfred S. H. Wei and Alfred Chen of KPMG Certified Public Accountants on November 1, 2003
5.	Date of the board of directors resolution: 2003/11/03
6.	Date of public announcement: 2003/11/03
7.	Monetary amounts of major accounting items of the balance sheet and income statement:

		Unit: NTD thousand
Balance Sheet	2003 (First	2003 (Second
	revision)	revision)

Current assets	$40,883,898	46,882,191
Long-term investments	1,986,283	2,356,095
Net property, plant and equipment	89,821,862	88,063,678
Intangible assets – patents	2,239,867	2,237,936
Other assets	4,948,490	4,684,681
Current liabilities	27,411,852	31,928,000
Long-term liabilities	24,592,209	21,033,609
Other liabilities	111,241	155,721
Common stock	43,522,062	43,522,373
Capital surplus	32,210,987	32,198,070
Retained earnings:	12,029,799	15,636,799
Cumulative translation adjustment	2,250	990
Treasury stock	-	(250,981)
Total assets	139,880,400	144,224,581
Total liability	52,115,302	53,117,330
Total stockholders’ equity	87,765,098	91,107,251
Net worth per share

Income Statement	2003 (First	2003 (Second
	revision)	revision)

Net sales	$90,522,869	94,101,690
Cost of goods sold	73,046,109	72,650,733
Gross profit (loss)	17,476,760	21,450,957
Operating expenses:	5,950,072	6,768,956
Operating income (loss)	11,526,688	14,682,001
Non-operating income:	438,334	510,635
Non-operating expenses and losses:	1,456,222	1,076,836
Income (loss) before income tax	10,508,800	14,115,800
Income tax expense (benefit)	-	-
Net income (loss)	10,508,800	14,115,800

8	Reason for the correction or update and monetary amount affected: ASP movement and shipment growth differed from the assumptions under first-revision financial forecast.
9.	CPA review opinion (please enter: "Standard (or Adverse or Disclaimer of) Review report"; if a non-standard review report, please further enter the explanation section and the conclusion of the review opinion): Standard Review Report
10.	Any other matters that need to be specified: N/A